UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

A. M. CASTLE & CO.
(Exact Name of Registrant as Specified in its Charter)

Maryland	001-05415	36-0879160
(State or Other Jurisdiction of	(Commission File No.)	(I.R.S. Employer Identification No.)
Incorporation or Organization )

1420 Kensington Road, Suite 220 Oak Brook, Illinois 60523
(Address of Principal Executive Offices)

Marec E. Edgar Executive Vice President, General Counsel, Secretary & Chief Administrative Officer (847) 455-7111
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Introduction
Rule 13p-1 under the Securities Exchange Act of 1934, as amended, generally provides that a company must file this specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production: cassiterite; columbite-tantalite (coltan); and wolframite; their derivatives tantalum, tin and tungsten; and gold (collectively, “3TGs”). These are considered “conflict minerals” under Rule 13p-1 regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or its neighboring countries (the “Covered Countries”).

A.M. Castle & Co. (herein referred to as the “Company,” “we,” “us,” or “our”) is a specialty metals and plastics distribution company serving customers on a global basis. The Company provides a broad range of products and value-added processing and supply chain services to a wide array of customers, principally within the producer durable equipment, oil and gas, aerospace, heavy industrial equipment, industrial goods, construction equipment, retail, marine, and automotive sectors of the global economy.

The Company's standard supplier qualification and evaluation procedure includes mandatory documentation requirements indicating materials supplied to us are and will be DRC conflict free. No suppliers are approved or re-approved in the absence of such documentation. We include a requirement in our standard purchase terms that all materials must be free of conflict minerals. In addition, we adopted a Conflict Minerals Statement setting forth our commitment to these business practices.

Description of Reasonable Country of Origin Inquiry
We conducted a reasonable country of origin inquiry that we believe is reasonably designed to determine whether any of the 3TG used to manufacture our products originated in the Covered Countries. This process was informed by the principles set forth in the framework established by the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

An internal Company team analyzed our 2014 suppliers that comprised substantially all of our purchases of the relevant commodities (as measured by dollar value of purchases) during the period covered by this report. The Company confirmed that the new suppliers during the period covered by this report had completed a form of supplier certification that included questions regarding the sources of all materials supplied to us, as well as certifications regarding all of the materials each such supplier will supply to us in the future. For existing suppliers, the Company audited its top suppliers and a random sample of all other suppliers to confirm that each had a valid, forward-looking certification on file. As an additional measure of due diligence, the Company initiated contact with this sample to confirm that the certifications on file remain valid. All suppliers that have responded to date confirmed that their certifications remain valid.

Conclusion Based on Reasonable Country of Origin Inquiry
Based on this reasonable country of origin inquiry, we have no reason to believe that the necessary 3TG supplied to us during the year ended December 31, 2014, may have originated in the Covered Countries or may not be from recycled or scrap sources.

A copy of this Conflict Minerals Disclosure is publicly available at https://www.castlemetals.com/investors/corporate-governance/conflict-minerals-statement. The website and information accessible through it are not incorporated into this specialized disclosure report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

A.M. CASTLE & CO.

May 29, 2015	By:	/s/ Marec E. Edgar
Marec E. Edgar
Executive Vice President, General Counsel, Secretary & Chief Administrative Officer

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